STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is TWO HANDS CORPORATION.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered 1. so that, as amended, said Article shall be and read as follows:

   1. The name of the corporation (the "Corporation") is Quantum X Inc.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: /s/ Emil Assentato
Authorized Officer

Name: Emil Assentato, CEO
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:02 PM 07/08/2026
FILED 05:02 PM 07/08/2026
SR 20263662300 - File Number 4673115